Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Monitronics International, Inc.:

We consent to the use of our report dated March 1, 2013, with respect to the consolidated balance sheets of Monitronics International, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholder’s equity for each of the years in the two-year period ended December 31, 2012 (Successor), and the periods December 17, 2010 to December 31, 2010 (Successor) and July 1, 2010 to December 16, 2010 (Predecessor), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas
October 18, 2013